Mail Stop 6010
Via Facsimile and U.S. Mail


June 16, 2005

Mr. Kuneo Ishihara
President and Representative Director
Millea Holdings, Inc
Otemachi First Square West 10F
5-1 Otemachi 1-chome
Chiyoda-ku, Tokyo 1000-004, Japan

      Re:	Millea Holdings, Inc.
      Form 20-F for Fiscal Year Ended March 31, 2004
	           File No. 000-31376

Dear Mr. Ishihara:

      We have limited our review of your filing to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Policies, page 43

1. Your discussion does not appear to include an analysis of the uncertainties in applying these accounting policies or quantification of the related variability in operating results that you expect to be reasonably likely to occur. Your disclosures should provide investors with a full understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please refer to Section V of SEC Release No.
FR-72. For each of your critical accounting policies except for loss reserves addressed in the next comment, please provide us information about the uncertainties in applying these critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future, and tell us why you have not provided these disclosures in your filing.

2. We believe that your disclosure regarding policy liabilities and accruals could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Please provide the following information to us for each of your lines of business.

* Tell us the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.
* Tell us the range of loss reserve estimates as determined by your actuaries. Tell us the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
* Tell us the existence and the effect of known trends in claim frequency and severity on future operations, financial condition, and liquidity and capital resources.
* For each of your longer-tail businesses such as earthquake, environmental or other exposures, tell us the existence and effects of known trends, events and uncertainties on future operations, financial condition, and liquidity and capital resources.
* Tell us why you have not provided the above information in your MD&A to provide investors information about these critical accounting estimates.

Liquidity and Capital Resources, page 70

3. It appears that your discussion of cash flows focuses primarily on caption changes in the consolidated statement of cash flows and that your discussion of liquidity focuses primarily on insurance industry matters, which is not commensurate with a robust discussion of your liquidity and capital resources. Please provide us insight into your cash requirements as well as your sources and uses of cash, other material factors necessary to an understanding of your cash flows, and the indicative value of historical cash flows consistent with Section IV of SEC Release No. FR-72. Where there has been material variability in historical cash flows, describe the underlying reasons for these changes, as well as the reasonably likely impact of known trends and uncertainties on your payment of claims. In your response, integrate this discussion with existing disclosure in contractual obligations, asset/liability management, and investments and tell us why you have not included the information requested in this comment in your filing.

Contractual Obligations, page 72

4. Please tell us why estimated payments associated with your policy liabilities and accruals and investment deposits by policyholders were excluded from the contractual obligation table as it appears that these liabilities represent future legal obligations. Due to the significance of these future legal obligations, we believe that inclusion of these amounts in the contractual obligation table will allow investors to more fully evaluate your liquidity and capital resources. The purpose of SEC Release No. FR-67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items is inconsistent with the objective of Item 303(a) (5) of Regulation S-K. Explain to us why your "Cash Flows" discussion did not address the impact of these payments and other factors on liquidity at the subsidiary level. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Basis of Presentation and Significant Accounting Policies

(n) Investment Deposits by Policyholders, page F-14

5. We are unable to locate your disclosure of the financial statement classification of retained maturity refunds and whether the retained maturity refunds are legally or in substance available to fund claim losses, which were addressed in our comment letter to you, dated April 11, 2003. Please tell us where you have provided this disclosure or why it was omitted from your filing. Explain to us the factors that would cause a difference between the present value of future payments of maturity refunds of contracts in force and the present value of the savings portion of future premiums, i.e. refund provisions, and the financial statement classification of refund provisions. Tell us the amount of retained maturity refunds and refund provisions for each period presented.

6. Please explain to us the contractual definition of "total loss", the related trigger points that relieve you from your obligation to make "maturity refunds" and the nature and magnitude of additional payments that may be made depending upon your investment performance during the term of the policy. Tell us how you account for such estimated additional payments.



o) Reinsurance, page F-15

7. Please describe to us the significant types of reinsurance contracts you have executed, including ART and catastrophe reinsurance, the accounting method utilized for each type, e.g. retrospective or prospective, and the credit risk associated with reinsurance recoverable on losses and prepaid reinsurance premiums.
Please tell us why you did not disclose the significant types of reinsurance contracts executed as required by Rule 7-03(a) (13)(c) of
Regulation S-X.

Note 4. Reinsurance, page F-26

8. Please describe to us the strategic objectives of your reinsurance activities, how your reinsurance agreements have been structured to achieve these objectives and the actual and expected impact of these arrangements on your operations, cash flow and financial position for each period presented. Explain to us the basis for your decision not to provide footnote disclosure of your insurance pooling arrangements with the Japan Earthquake Reinsurance Company Limited and the CALI Reinsurance Pool, including the basis for and timing of your assessments under each program, the amount of related provisions in policy liabilities and accruals, and the relevant technical literature that you relied upon in accounting for these arrangements.

Note 16. Business Segments, page F-39

9. Based on your description of business starting on page 16, it appears that you have reportable segments under SFAS 131 in addition to property and casualty and life insurance. For example, it appears that the lines of business within property and casualty are reportable segments and do not meet the aggregation criteria in paragraph 17 of SFAS 131. Please explain to us how you determined reportable segments under SFAS 131. Tell us if you have combined information about operating segments that do not meet the quantitative thresholds with other reportable segments. If so, explain to us how you have complied with paragraphs 19 and 21 of SFAS
131.

10. Please tell us why underwriting results were not disclosed and reconciled to total consolidated profit or loss as it appears to be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources and assessing property and casualty operating performance. Please refer to paragraphs 25 and 32 of SFAS 131.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
							Senior Assistant Chief
      Accountant
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Mr. Kuneo Ishihara
Millea Holdings, Inc.
June 16, 2005
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